UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

70 anos

Financial Performance 3Q23

FPSO Anita Garibaldi
First oil in august 2023

Image: Modec

Petrobras financial performance in 3Q23

Rio de Janeiro, November 09, 2023

Main achievements:

  Solid recurring EBITDA of US$ 13.7 billion
  Gross debt under control at US$ 61 billion, even after the increase in leases with the start-up of FPSO Anita Garibaldi
  Consistency in cash generation: Operating Cash Flow of US$ 11.6 billion, the fourth highest ever
  Return to society with tax and dividends payments of R$ 65.5 billion
  Production record: 3.98 MMboed of operated production (7.8% up against 2Q23) and 2.25 MMboed of pre-salt production (78% of total)
  Start-up in August 2023 of FPSO Anita Garibaldi, in Marlim. In October, FPSO Almirante Barroso, in Búzios, reached the nominal capacity of 150 Mbpd less than 5 months after start-up
  FPSO Sepetiba, the second system to be installed in Mero field, with mooring activities completed and start-up expected for 4Q23
  Refining Utilization Factor: 96% in 3Q23, the highest quarterly figure in 9 years, with diesel, gasoline and jet fuel production accounting for 69% of the total
  S10 Diesel production and sales records: production of 464 Mbpd and 62% of total diesel sales (496 Mbpd)

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q23 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and revised by independent auditors.

2

Main items *

Table 1 – Main items

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	25,552	22,979	32,411	75,302	94,303	11.2	(21.2)	(20.1)
Gross profit	13,570	11,637	16,536	39,320	50,409	16.6	(17.9)	(22.0)
Operating expenses	(3,590)	(3,159)	(2,366)	(9,309)	(4,414)	13.6	51.7	110.9
Consolidated net income (loss) attributable to the shareholders of Petrobras	5,456	5,828	8,763	18,625	28,378	(6.4)	(37.7)	(34.4)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	5,577	5,954	8,857	18,923	26,512	(6.3)	(37.0)	(28.6)
Net cash provided by operating activities	11,554	9,642	12,064	31,543	36,869	19.8	(4.2)	(14.4)
Free cash flow	8,364	6,721	10,116	23,001	30,829	24.4	(17.3)	(25.4)
Adjusted EBITDA	13,551	11,436	17,410	38,944	52,314	18.5	(22.2)	(25.6)
Recurring adjusted EBITDA *	13,691	11,916	17,653	40,162	53,147	14.9	(22.4)	(24.4)
Gross debt (US$ million)	60,997	57,971	54,268	60,997	54,268	5.2	12.4	12.4
Net debt (US$ million)	43,725	42,177	47,483	43,725	47,483	3.7	(7.9)	(7.9)
Net debt/LTM Adjusted EBITDA ratio	0.83	0.74	0.75	0.83	0.75	12.2	10.7	10.7
Average commercial selling rate for U.S. dollar	4.88	4.95	5.25	5.01	5.13	(1.4)	(7.0)	(2.3)
Brent crude (US$/bbl)	86.76	78.39	100.85	82.14	105.35	10.7	(14.0)	(22.0)
Domestic basic oil by-products price (US$/bbl)	95.04	95.91	131.99	99.97	124.23	(0.9)	(28.0)	(19.5)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.80	0.70	-	-	14.3
ROCE (Return on Capital Employed)	11.5%	12.8%	14.8%	11.5%	14.8%	-1,3 p.p.	-3,3 p.p.	-3,3 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Diesel	8,188	7,082	11,685	23,575	29,849	15.6	(29.9)	(21.0)
Gasoline	3,412	3,775	4,109	10,881	12,143	(9.6)	(17.0)	(10.4)
Liquefied petroleum gas (LPG)	842	951	1,355	2,722	3,978	(11.5)	(37.9)	(31.6)
Jet fuel	1,169	1,102	1,534	3,677	3,925	6.1	(23.8)	(6.3)
Naphtha	449	430	629	1,357	1,964	4.4	(28.6)	(30.9)
Fuel oil (including bunker fuel)	287	261	381	834	1,099	10.0	(24.7)	(24.1)
Other oil products	1,152	1,128	1,484	3,364	4,373	2.1	(22.4)	(23.1)
Subtotal oil products	15,499	14,729	21,177	46,410	57,331	5.2	(26.8)	(19.0)
Natural gas	1,352	1,429	2,007	4,307	5,691	(5.4)	(32.6)	(24.3)
Crude oil	1,282	1,365	1,975	3,997	6,418	(6.1)	(35.1)	(37.7)
Renewables and nitrogen products	16	25	69	62	230	(36.0)	(76.8)	(73.0)
Revenues from non-exercised rights	207	218	188	645	462	(5.0)	10.1	39.6
Electricity	160	153	141	423	543	4.6	13.5	(22.1)
Services, agency and others	272	281	254	797	799	(3.2)	7.1	(0.3)
Total domestic market	18,788	18,200	25,811	56,641	71,474	3.2	(27.2)	(20.8)
Exports	6,581	4,431	5,696	17,752	20,620	48.5	15.5	(13.9)
Crude oil	4,789	2,909	3,638	13,245	14,042	64.6	31.6	(5.7)
Fuel oil (including bunker fuel)	1,371	1,329	1,743	3,734	5,904	3.2	(21.3)	(36.8)
Other oil products and other products	421	193	315	773	674	118.1	33.7	14.7
Sales abroad (*)	183	348	904	909	2,209	(47.4)	(79.8)	(58.9)
Total foreign market	6,764	4,779	6,600	18,661	22,829	41.5	2.5	(18.3)
Total	25,552	22,979	32,411	75,302	94,303	11.2	(21.2)	(20.1)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

The increase in revenues in 3Q23 compared to 2Q23 is mainly due to the 11% appreciation of Brent and higher sales volumes of oil products in the domestic market and oil exports.

In 3Q23, revenues from oil products in the domestic market increased mainly as a result of higher sales volumes, especially diesel. This effect was partially offset by lower gasoline sales, which lost market share to hydrous ethanol in the supply of flex-fuel vehicles.

During 3Q23, the principal products traded continued to be diesel and gasoline, equivalent to approximately 75% of oil product sales revenue in the domestic market.

The decrease in natural gas revenues in 3Q23 is mainly explained by the lower average selling price of natural gas, due to the lower benchmark (Brent). The lower oil revenues in the domestic markets were due to lower sales volumes to Acelen, which were partly offset by higher average prices, in line with the rise in international prices.

The increase in export revenues is mainly explained by the growth in revenues from oil exports. This is due to the increase in volumes exported during 3Q23, driven by higher production, coupled with the appreciation in Brent in the period.

4

Cost of goods sold *

Table 3 – Cost of goods sold

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Acquisitions	(4,110)	(4,361)	(6,848)	(13,356)	(16,882)	(5.8)	(40.0)	(20.9)
Crude oil imports	(2,231)	(2,086)	(3,190)	(6,985)	(7,493)	7.0	(30.1)	(6.8)
Oil products imports	(1,565)	(1,568)	(2,818)	(4,944)	(5,983)	(0.2)	(44.5)	(17.4)
Natural gas imports	(314)	(707)	(840)	(1,427)	(3,406)	(55.6)	(62.6)	(58.1)
Production	(7,429)	(6,482)	(7,857)	(21,066)	(24,298)	14.6	(5.4)	(13.3)
Crude oil	(6,132)	(5,415)	(6,493)	(17,796)	(20,191)	13.2	(5.6)	(11.9)
Production taxes	(2,735)	(2,481)	(3,388)	(7,926)	(10,695)	10.2	(19.3)	(25.9)
Other costs	(3,397)	(2,934)	(3,105)	(9,870)	(9,496)	15.8	9.4	3.9
Oil products	(734)	(563)	(657)	(1,737)	(1,922)	30.4	11.7	(9.6)
Natural gas	(563)	(504)	(707)	(1,533)	(2,185)	11.7	(20.4)	(29.8)
Production taxes	(111)	(92)	(219)	(295)	(712)	20.7	(49.3)	(58.6)
Other costs	(452)	(412)	(488)	(1,238)	(1,473)	9.7	(7.4)	(16.0)
Services, electricity, operations abroad and others	(443)	(499)	(1,170)	(1,560)	(2,714)	(11.2)	(62.1)	(42.5)
Total	(11,982)	(11,342)	(15,875)	(35,982)	(43,894)	5.6	(24.5)	(18.0)

In 3Q23, the cost of goods sold was higher than in 2Q23, mainly due to higher volumes of oil exports, higher government take and higher sales of oil products in the domestic market, especially diesel. This effect was partially offset by lower volumes of natural gas imports.

Operating expenses

Table 4 – Operating expenses

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Selling, General and Administrative Expenses	(1,683)	(1,588)	(1,547)	(4,849)	(4,594)	6.0	8.8	5.6
Selling expenses	(1,288)	(1,200)	(1,213)	(3,709)	(3,638)	7.3	6.2	2.0
Materials, third-party services, freight, rent and other related costs	(1,102)	(1,022)	(973)	(3,150)	(2,921)	7.8	13.3	7.8
Depreciation, depletion and amortization	(162)	(154)	(194)	(466)	(611)	5.2	(16.5)	(23.7)
Allowance for expected credit losses	3	4	(20)	(14)	(34)	(25.0)	−	(58.8)
Employee compensation	(27)	(28)	(26)	(79)	(72)	(3.6)	3.8	9.7
General and administrative expenses	(395)	(388)	(334)	(1,140)	(956)	1.8	18.3	19.2
Employee compensation	(274)	(244)	(223)	(747)	(637)	12.3	22.9	17.3
Materials, third-party services, rent and other related costs	(92)	(112)	(85)	(306)	(246)	(17.9)	8.2	24.4
Depreciation, depletion and amortization	(29)	(32)	(26)	(87)	(73)	(9.4)	11.5	19.2
Exploration costs	(480)	(191)	(107)	(828)	(230)	151.3	348.6	260.0
Research and Development	(186)	(172)	(187)	(512)	(613)	8.1	(0.5)	(16.5)
Other taxes	(114)	(329)	(93)	(643)	(245)	(65.3)	22.6	162.4
Impairment of assets	(78)	(401)	(255)	(482)	(422)	(80.5)	(69.4)	14.2
Other income and expenses, net	(1,049)	(478)	(177)	(1,995)	1,690	119.5	492.7	−
Total	(3,590)	(3,159)	(2,366)	(9,309)	(4,414)	13.6	51.7	110.9

The increase in sales expenses in 3Q23 compared to 2Q23 reflects the higher exports of oil and oil products.

The higher exploration expenses in 3Q23 were due to losses on write-offs related to exploratory blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, located in Campos Basin pre-salt, due to production development projects proving economically unfeasible. This effect was partially offset by lower geology and geophysics expenses, mainly due to lower spending in Equatorial Margin, especially in the Foz do Amazonas Basin.

In other operating net expenses, the increase in 3Q23 is mainly explained by lower capital gains from the sale of assets, due to the closing of the Potiguar and Norte Capixaba Cluster in 2Q23. This effect was partially offset by lower expenses with legal contingencies in the period.

Conversely, there were lower tax expenses, explained by the end of the tax on oil exports, effective from March to June 2023, and lower impairment losses.

* Managerial information (non-revised).

5

Adjusted EBITDA

In 3Q23, Adjusted EBITDA amounted to US$ 13.6 billion, up 19% compared to 2Q23. This result was mainly due to the 11% appreciation of Brent, higher oil exports and sales of oil products in domestic market and lower imports of LNG.

Financial results

Table 5 – Financial results

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Finance income	600	516	515	1,581	1,396	16.3	16.5	13.3
Income from investments and marketable securities (Government Bonds)	454	424	340	1,211	872	7.1	33.5	38.9
Other finance income	146	92	175	370	524	58.7	(16.6)	(29.4)
Finance expenses	(1,163)	(868)	(790)	(2,875)	(2,506)	34.0	47.2	14.7
Interest on finance debt	(662)	(512)	(563)	(1,715)	(1,786)	29.3	17.6	(4.0)
Unwinding of discount on lease liabilities	(495)	(400)	(337)	(1,253)	(961)	23.8	46.9	30.4
Discount and premium on repurchase of debt securities	(2)	−	(10)	(2)	(120)	−	(80.0)	(98.3)
Capitalized borrowing costs	338	318	260	927	795	6.3	30.0	16.6
Unwinding of discount on the provision for decommissioning costs	(216)	(219)	(127)	(647)	(394)	(1.4)	70.1	64.2
Other finance expenses	(126)	(55)	(13)	(185)	(40)	129.1	869.2	362.5
Foreign exchange gains (losses) and indexation charges	(1,422)	331	(1,249)	(1,334)	(3,016)	−	13.9	(55.8)
Foreign exchange gains (losses)	(932)	1,523	(782)	1,388	(1)	−	19.2	−
Reclassification of hedge accounting to the Statement of Income	(758)	(1,078)	(1,109)	(2,990)	(3,597)	(29.7)	(31.7)	(16.9)
Monetary restatement of anticipated dividends and dividends payable	1	(397)	398	(428)	118	−	(99.7)	−
Recoverable taxes inflation indexation income	18	31	29	113	74	(41.9)	(37.9)	52.7
Other foreign exchange gains (losses) and indexation charges, net	249	252	215	583	390	(1.2)	15.8	49.5
Total	(1,985)	(21)	(1,524)	(2,628)	(4,126)	9352.4	30.2	(36.3)

In 3Q23, the financial result was mainly impacted by the loss on the exchange rate variation of the BRL against the USD, which depreciated by 3.9% in 3Q23 (from R$4.82/US$ on 06/30/23 to R$5.01/US$ on 09/30/23), as opposed to the appreciation of 5.1% in 2Q23. In addition to this effect, higher interest expenses on financing and leasing contributed to a more negative financial result compared to 2Q23. These effects were partly offset by lower hedge accounting and by the effect of monetary restatement by the Selic rate in 2Q23 on the complementary dividends for 2022.

Net profit (loss) attributable to Petrobras shareholders

In 3Q23, net profit was US$ 5.5 billion, compared to US$ 5.8 billion in 2Q23.

Despite the higher gross profit, mainly influenced by the appreciation of Brent and by higher volumes of oil exports, sales of oil products and lower imports of LNG, the lower net profit observed in 3Q23 compared to 2Q23 is mainly explained by the financial result, which was impacted by the depreciation of the BRL against USD, and higher operating expenses, especially higher exploration costs and lower gains on the sale of assets. These effects were partially offset by lower income tax expenses due to the lower pre-tax result.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Net income had a negative impact of US$ 0.1 billion, mainly influenced by legal contingencies and asset impairment. Excluding non-recurring items, net income in 3Q23 would have been US$ 5.6 billion.

Adjusted EBITDA had a negative impact of US$ 0.1 billion, mainly influenced by legal contingencies. Excluding this effect, it would have reached US$ 13.7 billion in 3Q23.

6

Special items

Table 6 – Special items

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Net income	5,484	5,859	8,790	18,713	28,479	(6.4)	(37.6)	(34.3)
Non-recurring items	(187)	(190)	(146)	(454)	2,828	(1.6)	28.1	−
Non-recurring items that do not affect Adjusted EBITDA	(47)	290	97	764	3,661	−	−	(79.1)
Impairment of assets and investments	(71)	(401)	(253)	(474)	(431)	(82.3)	(71.9)	10.0
Gains and losses on disposal / write-offs of assets	(37)	691	291	1,150	1,138	−	−	1.1
Results from co-participation agreements in bid areas	19	−	(10)	46	2,862	−	−	(98.4)
Discount and premium on repurchase of debt securities	42	−	69	42	92	−	(39.1)	(54.3)
Other non-recurring items	(140)	(480)	(243)	(1,218)	(833)	(70.8)	(42.4)	46.2
Voluntary Separation Plan	1	2	−	6	(7)	(50.0)	−	−
Amounts recovered from Lava Jato investigation	6	4	22	99	34	50.0	(72.7)	191.2
Gains / (losses) on decommissioning of returned/abandoned areas	(2)	(11)	(1)	(13)	(29)	(81.8)	100.0	(55.2)
Gains / (losses) related to legal proceedings	(140)	(276)	(264)	(670)	(822)	(49.3)	(47.0)	(18.5)
Equalization of expenses - Production Individualization Agreements	(15)	(6)	−	(38)	(9)	150.0	−	322.2
Compensation for the termination of a vessel charter agreement	−	−	−	(317)	−	−	−	−
Export tax on crude oil	10	(193)	−	(285)	−	−	−	−
Net effect of non-recurring items on IR / CSLL	67	64	53	157	(961)	4.7	26.4	−
Recurring net income	5,604	5,985	8,883	19,010	26,612	(6.4)	(36.9)	(28.6)
Shareholders of Petrobras	5,577	5,954	8,857	18,923	26,512	(6.3)	(37.0)	(28.6)
Non-controlling interests	27	31	26	87	100	(12.9)	3.8	(13.0)
Adjusted EBITDA	13,551	11,436	17,410	38,944	52,314	18.5	(22.2)	(25.6)
Non-recurring items	(140)	(480)	(243)	(1,218)	(833)	(70.8)	(42.4)	46.2
Recurring Adjusted EBITDA	13,691	11,916	17,653	40,162	53,147	14.9	(22.4)	(24.4)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

7

Capex

Table 7 - Capex

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Exploration and Production	2,892	2,599	1,685	7,531	4,734	11.3	71.6	59.1
Refining, Transportation and Marketing	322	365	295	1,029	821	(11.7)	9.3	25.4
Gas and Power	67	43	65	143	251	56.7	3.3	(43.0)
Others	111	93	86	271	274	18.9	29.2	(1.1)
Subtotal	3,392	3,100	2,131	8,974	6,080	9.4	59.2	47.6
Signature bonus	−	141	−	141	892	−	−	−
Total	3,392	3,241	2,131	9,115	6,972	4.7	59.2	30.7

In 3Q23, capex totaled US$ 3.4 billion, 4.7% above 2Q23. In the first nine months of the year, capex totaled US$ 9.1 billion, an increase of 31% compared to 9M22. Even with the challenging scenario faced by suppliers in the post-pandemic inflationary context, which has influenced the capacity to supply the growing demand for critical resources for the oil and gas industry, we plan to end the year with a level of US$ 13 billion in capex, without compromising the production target planned for 2023.

In the Exploration and Production segment, capex totaled US$ 2.9 billion, 11% above 2Q23, due to the increase in investments in major pre-salt projects, especially in the new production units in Búzios, progress in well campaigns and subsea activities. Investments in 3Q23 were mainly focused on: (i) the development of pre-salt production in the Santos Basin (US$ 1.5 billion); (ii) the development of post-salt deepwater production (US$ 0.4 billion); (iii) exploratory investments (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion, 12% below 2Q23, mainly due to lower spending on scheduled stoppages in Refining and on maintenance and adaptation of ships abroad (Transpetro).

In the Gas and Energy segment, capex totaled US$ 0.07 billion, 57% above 2Q23, due to higher investments in major corrective maintenance and in the Route 3 Natural Gas processing unit.

Additionally, it is worth highlighting the entry into operation of the chartered FPSO Anita Garibaldi (Marlim 1), whose lease contract amount totaled US$ 2.4 billion. Just like owned units, leased FPSOs are recognized in the Company's assets and constitute an investment effort to expand production capacity with new units, but are not considered under Capex.

8

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 8 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment US$ bn	Petrobras Total Investment US$ bn1	Petrobras Stake	Status
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.42	0.8	38.6%	Project in phase of execution. Production system at Mero field. 13 wells drilled and 13 completed.
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.22	0.8	38.6%	Project in phase of execution with production system under construction. 9 wells drilled and 4 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2025	100,000	0.47	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 2 completed.[2]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.36	2.0	88.99%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.07	4.2	88.99%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed.
Búzios 8 P-79 (Owned unit)	2025	180,000	0.89	4.3	88.99%	Project in phase of execution with production system under construction. 7 wells drilled and 2 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.05	0.8	38.6%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.48	4.9	88.99%	Project in phase of execution with production system under construction. 2 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.31	5.5	88.99%	Project in phase of execution with production system under construction 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.20	4.8	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
BM-C-33 Non-operated project	2028	126,000	0.22	2,3 [3]	30%	Project in phase of execution.

[1] Total investment with the Strategic Plan 2023-27 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[3] It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

9

Liquidity and capital resources[1]

Table 9 - Liquidity and capital resources

US$ million	3Q23	2Q23	3Q22	9M23	9M22
Adjusted cash and cash equivalents at the beginning of period	15,794	15,761	19,142	12,283	11,117
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period *	(5,443)	(5,471)	(2,855)	(4,287)	(650)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	−	−	7	−	13
Cash and cash equivalents at the beginning of period	10,351	10,290	16,294	7,996	10,480
Net cash provided by operating activities	11,554	9,642	12,064	31,543	36,869
Net cash (used in) provided by investing activities	(2,828)	(795)	(720)	(4,727)	1,913
Acquisition of PP&E and intangible assets	(3,185)	(2,912)	(1,947)	(8,520)	(6,020)
Acquisition of equity interests	(5)	(9)	(1)	(22)	(20)
Proceeds from disposal of assets - Divestment	103	1,606	537	3,564	3,915
Financial compensation from co-participation agreements	−	−	121	391	5,334
Dividends received	6	58	77	75	319
Investment in marketable securities	253	462	493	(215)	(1,615)
(=) Net cash provided by operating and investing activities	8,726	8,847	11,344	26,816	38,782
Net cash used in financing activities	(7,048)	(8,808)	(23,157)	(22,829)	(44,406)
Net financings	(330)	(1,155)	(641)	(2,754)	(6,704)
Proceeds from finance debt	1,238	11	2,200	1,300	2,530
Repayments	(1,568)	(1,166)	(2,841)	(4,054)	(9,234)
Repayment of lease liability	(1,632)	(1,473)	(1,324)	(4,494)	(4,006)
Dividends paid to shareholders of Petrobras	(4,837)	(6,205)	(21,242)	(15,234)	(33,671)
Dividends paid to non-controlling interests	−	−	(10)	(48)	(68)
Share repurchase program**	(197)	−	−	(197)	−
Changes in non-controlling interest	(52)	25	60	(102)	43
Effect of exchange rate changes on cash and cash equivalents	81	22	(107)	127	(482)
Cash and cash equivalents at the end of period	12,110	10,351	4,374	12,110	4,374
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period *	5,162	5,443	2,411	5,162	2,411
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	−	−	−	−
Adjusted cash and cash equivalents at the end of period	17,272	15,794	6,785	17,272	6,785
Reconciliation of Free Cash Flow
Net cash provided by operating activities	11,554	9,642	12,064	31,543	36,869
Acquisition of PP&E and intangible assets	(3,185)	(2,912)	(1,947)	(8,520)	(6,020)
Acquisition of equity interests	(5)	(9)	(1)	(22)	(20)
Free cash flow***	8,364	6,721	10,116	23,001	30,829

As of September 30, 2023, cash and cash equivalents totaled US$ 12.1 billion and adjusted cash and cash equivalents totaled US$ 17.3 billion.

In 3Q23, cash generated from operating activities reached US$ 11.6 billion and positive free cash flow totaled US$ 8.4 billion. This level of cash generation was used to: (a) pay remuneration to shareholders (US$ 4.8 billion), (b) make investments (US$ 3.2 billion), (c) amortize lease liabilities (US$ 1.6 billion), and (d) amortize principal and interest due in the period (US$ 1.6 billion).

In 3Q23, the company raised US$ 1.2 billion by offering bonds on the international capital market (Global Notes), maturing in 2033.

* Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

** Includes US$ 59 thousand of transaction costs on the repurchase of shares.

*** Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

10

Debt indicators

As of 09/30/2023, gross debt reached US$ 61.0 billion, an increase of 5.2% compared to 06/30/2023, mainly due to the increase in leases in the period with the entry into operation of the leased FPSO Anita Garibaldi in 3Q23, which added US$ 2.4 billion to the company's lease liabilities compared to 06/30/2023. On the other hand, financial debt remained stable compared to June 30, 2023, reaching US$ 29.5 billion on September 30, 2023.

Average maturity went from 12.1 to 11.4 years and its average cost varied from 6.6% p.a. to 6.5% p.a. over the same period.

The gross debt/adjusted EBITDA ratio reached 1.15x on 09/30/2023 compared to 1.02x on 06/30/2023.

On 09/30/2023, net debt reached US$43.7 billion, an increase of 3.7% compared to 06/30/2023, mainly due to the increase in leases in the period.

Table 10 – Debt indicators

US$ million	09.30.2023	06.30.2023	Δ %	09.30.2022
Financial Debt	29,462	29,228	0.8	30,855
Capital Markets	17,769	17,363	2.3	16,800
Banking Market	8,863	8,775	1.0	10,713
Development banks	690	735	(6.1)	721
Export Credit Agencies	1,978	2,190	(9.7)	2,452
Others	162	165	(1.8)	169
Finance leases	31,535	28,743	9.7	23,413
Gross debt	60,997	57,971	5.2	54,268
Adjusted cash and cash equivalents	17,272	15,794	9.4	6,785
Net debt	43,725	42,177	3.7	47,483
Net Debt/(Net Debt + Market Cap) - Leverage	32%	33%	(3.0)	38%
Average interest rate (% p.a.)	6.5	6.6	(1.5)	6.4
Weighted average maturity of outstanding debt (years)	11.43	12.12	(5.7)	12.04
Net debt/LTM Adjusted EBITDA ratio	0.83	0.74	12.2	0.75
Gross debt/LTM Adjusted EBITDA ratio	1.15	1.02	12.9	0.85

11

Results by segment

Exploration and Production

Table 11 – E&P results

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	17,922	14,722	19,293	48,374	60,917	21.7	(7.1)	(20.6)
Gross profit	10,771	8,610	11,866	28,732	37,638	25.1	(9.2)	(23.7)
Operating expenses	(1,161)	(554)	(474)	(1,837)	2,006	109.6	144.9	−
Operating income	9,610	8,056	11,392	26,895	39,644	19.3	(15.6)	(32.2)
Net income (loss) attributable to the shareholders of Petrobras	6,275	5,335	7,566	17,719	26,322	17.6	(17.1)	(32.7)
Adjusted EBITDA of the segment	12,360	9,876	13,891	33,132	43,847	25.2	(11.0)	(24.4)
EBITDA margin of the segment (%)*	69	67	72	68	72	2	(3)	(3)
ROCE (Return on Capital Employed) (%)*	14.5	15.5	19.4	14.5	19.4	(1.0)	(4.9)	(4.9)
Average Brent crude (US$/bbl)	86.76	78.39	100.85	82.14	105.35	10.7	(14.0)	(22.0)
Production taxes Brazil	3,377	2,695	3,604	8,856	11,704	25.3	(6.3)	(24.3)
Royalties	1,981	1,553	2,036	5,144	6,424	27.6	(2.7)	(19.9)
Special participation	1,385	1,130	1,556	3,677	5,244	22.6	(11.0)	(29.9)
Retention of areas	11	12	12	35	37	(8.3)	(10.9)	(4.2)
Lifting cost Brazil (US$/boe)	5.39	5.96	5.85	5.61	5.68	(9.6)	(8.0)	(1.3)
Pre-salt	3.49	3.72	3.44	3.64	3.33	(6.4)	1.5	9.1
Deep and ultra-deep post-salt	12.18	14.56	12.52	12.66	11.68	(16.3)	(2.6)	8.4
Onshore and shallow waters	16.22	15.71	15.44	15.51	16.39	3.2	5.0	(5.4)
Lifting cost + Leases	7.64	7.92	7.53	7.61	7.39	(3.6)	1.5	3.0
Pre-salt	5.61	5.71	5.36	5.64	5.22	(1.7)	4.7	8.0
Deep and ultra-deep post-salt	15.35	16.85	13.66	15.00	13.10	(8.9)	12.3	14.4
Onshore and shallow waters	16.22	15.71	15.44	15.51	16.39	3.2	5.0	(5.4)
Lifting cost + Production taxes	20.40	19.29	23.48	19.65	24.59	5.8	(13.1)	(20.1)
Lifting cost + Production taxes + Leases	22.65	21.25	25.16	21.66	26.30	6.6	(10.0)	(17.7)
(*) EBITDA margin and ROCE variations in percentage points.

In 3Q23, there was an improvement in E&P gross profit compared to 2Q23. This increase was mainly due to higher Brent prices and higher production in the period.

Operating income in 3Q23 was also higher than in 2Q23, reflecting higher gross profit and lower tax expenses related to export tax on oil operations. This increase in operating income was partially offset by the sales of the Potiguar and Norte Capixaba Poles in the previous quarter, as well as higher exploration expenses in 3Q23.

Lifting costs in 3Q23 were US$ 5.39/boe, a 10% reduction compared to 2Q23, mainly due to the ramp-up of new production systems.

Lifting costs in the pre-salt were 6% lower than 2Q23, mainly due to the ramp-up of production at P-71 and FPSO Almirante Barroso, respectively in the Itapu and Búzios fields in the Santos Basin.

In the post-salt, the 16% reduction in lifting costs was due to the ramp-up of FPSO Anna Nery, in the Marlim field, in the Campos Basin.

In onshore and shallow water assets, there was a 3% increase in lifting costs, because the operation resumption of some onshore fields in Bahia, as of May, partially offset by the divestment of fields in Rio Grande do Norte and Ceará.

It should be noted that in 3Q23, there was an increase in government take in dollars, explained by the increase in Brent prices compared to 2Q23, which led to an increase in the lifting cost plus production taxes of around 6% in the period.

As we had a good performance in the quarter, our expectation is to surpass the original guidance for 2023 average production, of 2.6 MMboed for total production, 2.3 MMboed for commercial production and 2.1 MMbpd for oil and NGL production, with a variation of 4%, to the level of 2.8 MMboed for total production, 2.4 MMboed for commercial production and 2.2 MMbpd for oil and NGL production, with a variation of 2%.

12

Refining, Transportation and Marketing

Table 12 – RTM results

						Variation (%) (*)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	23,691	21,057	29,348	69,590	85,989	12.5	(19.3)	(19.1)
Gross profit (loss)	2,291	1,729	2,741	6,994	11,048	32.5	(16.4)	(36.7)
Operating expenses	(791)	(1,151)	(611)	(3,120)	(2,263)	(31.3)	29.5	37.9
Operating Income	1,500	578	2,130	3,874	8,785	159.5	(29.6)	(55.9)
Net income (loss) attributable to the shareholders of Petrobras	814	312	1,383	2,325	5,952	160.9	(41.1)	(60.9)
Adjusted EBITDA of the segment	2,111	1,597	2,904	6,089	10,675	32.2	(27.3)	(43.0)
EBITDA margin of the segment (%)	9	8	10	9	12	1	(1)	(4)
ROCE (Return on Capital Employed) (%)	6.7	7.6	11.9	6.7	11.9	(0.9)	(5.2)	(5.2)
Refining cost (US$ / barrel) - Brazil	2.38	2.24	2.17	2.25	1.93	6.2	9.7	16.6
Domestic basic oil by-products price (US$/bbl)	95.04	95.91	131.99	99.97	124.23	(0.9)	(28.0)	(19.5)
(*) EBITDA margin and ROCE variations in percentage points.

In 3Q23, gross profit increased compared to 2Q23, mainly due to the effect of inventory turnover as Brent prices went higher in this quarter (US$ 87/bbl against US$ 78/bbl in 2Q23), as opposed to the previous quarter. The estimated effect in 3Q23 was + US$ 1.36 billion versus - US$ 0.46 billion in 2Q23. Excluding this effect, gross profit would have been US$ 0.94 billion in 3Q23 versus US$ 2.2 billion in 2Q23.

In addition, there was a higher volume of sales of oil products domestically, mainly diesel due to the seasonality of demand because of the planting of summer grains crop and greater industrial activity, and a higher volume of jet fuel sales due to seasonality. There was also a higher volume of oil exports due to higher production.

In 3Q23, operating income was higher than in 2Q23, reflecting the higher gross profit and lower operating expenses, due to the impairment expenses of the second RNEST train in 2Q23.

In 3Q23, the refining cost per barrel in dollars was higher than in 2Q23. In the period, we observed an increase in absolute costs, mainly due to the higher consumption of chemical products and outlay on maintenance. The feedstock was 2.8% higher than in 2Q23, partially offsetting the increase in cost per barrel. The exchange rate effect slightly increased the cost per barrel since the BRL appreciated against USD in 3Q23.

13

Gas and Power

Table 13 – G&P results

						Variation (%) (*)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	2,629	2,767	4,148	8,250	11,247	(5.0)	(36.6)	(26.6)
Gross profit	1,463	1,141	1,502	3,991	3,350	28.2	(2.6)	19.1
Operating expenses	(906)	(765)	(568)	(2,450)	(2,258)	18.4	59.5	8.5
Operating income	557	376	934	1,541	1,092	48.1	(40.4)	41.1
Net income (loss) attributable to the shareholders of Petrobras	344	247	609	978	719	39.3	(43.5)	36.0
Adjusted EBITDA of the segment	741	499	898	1,979	1,269	48.5	(17.5)	55.9
EBITDA margin of the segment (%)	28	18	22	24	11	10	7	13
ROCE (Return on Capital Employed) (%)	9.5	10.0	(0.5)	9.5	(0.5)	(0.5)	10.0	10.0
Natural gas sales price - Brazil (US$/bbl)	66.20	70.96	75.74	70.16	67.02	(6.7)	(12.6)	4.7
Natural gas sales price - Brazil (US$/MMBtu)	11.16	11.96	12.77	11.83	11.30	(6.7)	(12.6)	4.7
Fixed revenues from power auctions (**)	89.14	86.77	101.54	257.59	301.75	2.7	(12.2)	(14.6)
Average price of electricity (US$/MWh)	18.89	12.43	15.89	14.31	49.02	51.9	18.9	(70.8)
(*) EBITDA margin and ROCE variations in percentage points.
(**) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

In 3Q23, gross profit increased compared to 2Q23, mainly due to natural gas lower cost of acquisition, which resulted from lower LNG prices, the greater supply of domestic gas and the lower regasification of LNG. This effect offset the reduction in revenues in the period, impacted by both the lower average selling price of natural gas, due to the reduction in Brent prices and the appreciation of BRL against USD, and by the lower demand for natural gas.

In 3Q23, operating income was also higher than in 2Q23, mainly due to the higher gross profit, which more than offset the increase in operating expenses, due to non-recurring effects of fines and legal fees.

14

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 14 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Net income	5,484	5,859	8,790	18,713	28,479	(6.4)	(37.6)	(34.3)
Net finance (expense) income	1,985	21	1,524	2,628	4,126	9352.4	30.2	(36.3)
Income taxes	2,263	2,576	3,888	8,435	13,763	(12.2)	(41.8)	(38.7)
Depreciation, depletion and amortization	3,475	3,249	3,267	9,648	9,897	7.0	6.4	(2.5)
EBITDA	13,207	11,705	17,469	39,424	56,265	12.8	(24.4)	(29.9)
Results in equity-accounted investments	248	22	(32)	235	(373)	1027.3	−	−
Impairment of assets (reversals)	78	401	255	482	422	(80.5)	(69.4)	14.2
Results on disposal/write-offs of assets	37	(692)	(292)	(1,150)	(1,138)	−	−	1.1
Results from co-participation agreements in bid areas	(19)	−	10	(47)	(2,862)	−	−	(98.4)
Adjusted EBITDA	13,551	11,436	17,410	38,944	52,314	18.5	(22.2)	(25.6)
Adjusted EBITDA margin (%)	53	50	54	52	55	3.0	(1.0)	(3.0)
(*) EBITDA Margin variations in percentage points.

15

Financial statements

Table 15 - Income statement - Consolidated

US$ million	3Q23	2Q23	3Q22	9M23	9M22
Sales revenues	25,552	22,979	32,411	75,302	94,303
Cost of sales	(11,982)	(11,342)	(15,875)	(35,982)	(43,894)
Gross profit	13,570	11,637	16,536	39,320	50,409
Selling expenses	(1,288)	(1,200)	(1,213)	(3,709)	(3,638)
General and administrative expenses	(395)	(388)	(334)	(1,140)	(956)
Exploration costs	(480)	(191)	(107)	(828)	(230)
Research and development expenses	(186)	(172)	(187)	(512)	(613)
Other taxes	(114)	(329)	(93)	(643)	(245)
Impairment (losses) reversals	(78)	(401)	(255)	(482)	(422)
Other income and expenses, net	(1,049)	(478)	(177)	(1,995)	1,690
	(3,590)	(3,159)	(2,366)	(9,309)	(4,414)
Operating income	9,980	8,478	14,170	30,011	45,995
Finance income	600	516	515	1,581	1,396
Finance expenses	(1,163)	(868)	(790)	(2,875)	(2,506)
Foreign exchange gains (losses) and inflation indexation charges	(1,422)	331	(1,249)	(1,334)	(3,016)
Net finance income (expense)	(1,985)	(21)	(1,524)	(2,628)	(4,126)
Results of equity-accounted investments	(248)	(22)	32	(235)	373
Income before income taxes	7,747	8,435	12,678	27,148	42,242
Income taxes	(2,263)	(2,576)	(3,888)	(8,435)	(13,763)
Net Income	5,484	5,859	8,790	18,713	28,479
Net income attributable to:
Shareholders of Petrobras	5,456	5,828	8,763	18,625	28,378
Non-controlling interests	28	31	27	88	101

16

Table 16 - Statement of financial position – Consolidated

ASSETS - US$ million	09.30.2023	12.31.2022
Current assets	29,417	31,250
Cash and cash equivalents	12,110	7,996
Marketable securities	1,299	2,773
Trade and other receivables, net	5,093	5,010
Inventories	7,890	8,779
Recoverable taxes	1,191	1,307
Assets classified as held for sale	59	3,608
Other current assets	1,775	1,777
Non-current assets	175,371	155,941
Long-term receivables	26,210	21,220
Trade and other receivables, net	1,557	2,440
Marketable securities	3,914	1,564
Judicial deposits	13,422	11,053
Deferred taxes	982	832
Other tax assets	4,247	3,778
Other non-current assets	2,088	1,553
Investments	1,374	1,566
Property, plant and equipment	144,871	130,169
Intangible assets	2,916	2,986
Total assets	204,788	187,191

LIABILITIES - US$ million	09.30.2023	12.31.2022
Current liabilities	30,867	31,380
Trade payables	4,670	5,464
Finance debt	4,380	3,576
Lease liability	6,631	5,557
Taxes payable	5,454	5,931
Dividends payable	4,332	4,171
Short-term employee benefits	2,524	2,215
Liabilities related to assets classified as held for sale	109	1,465
Other current liabilities	2,767	3,001
Non-current liabilities	96,540	85,975
Finance debt	25,082	26,378
Lease liability	24,904	18,288
Income taxes payable	296	302
Deferred taxes	10,171	6,750
Employee benefits	11,646	10,675
Provision for legal and administrative proceedings	3,365	3,010
Provision for decommissioning costs	19,204	18,600
Other non-current liabilities	1,872	1,972
Shareholders' equity	77,381	69,836
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	948	1,144
Profit reserves	70,113	66,434
Accumulated other comprehensive deficit	(101,078)	(105,187)
Non-controlling interests	297	344
Total liabilities and shareholders´ equity	204,788	187,191

17

Table 17 - Statement of cash flow – Consolidated

US$ million	3Q23	2Q23	3Q22	9M23	9M22
Cash flows from operating activities
Net income for the period	5,484	5,859	8,790	18,713	28,479
Adjustments for:
Pension and medical benefits - actuarial losses	394	389	306	1,153	939
Results of equity-accounted investments	248	22	(32)	235	(373)
Depreciation, depletion and amortization	3,475	3,249	3,267	9,648	9,897
Impairment of assets (reversals)	78	401	255	482	422
Inventory write down (write-back) to net realizable value	(10)	14	4	(4)	7
Allowance for credit loss on trade and other receivables	15	10	3	49	42
Exploratory expenditure write-offs	372	6	34	410	128
Gain on disposal/write-offs of assets	37	(691)	(292)	(1,150)	(1,138)
Foreign exchange, indexation and finance charges	1,967	191	1,853	2,814	4,735
Income taxes	2,263	2,576	3,888	8,435	13,763
Revision and unwinding of discount on the provision for decommissioning costs	219	231	129	662	424
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	3	−	(1)
Results from co-participation agreements in bid areas	(19)	−	10	(47)	(2,862)
Early termination and cash outflows revision of lease agreements	(103)	(91)	(157)	(361)	(558)
Losses with legal, administrative and arbitration proceedings, net	141	277	264	672	821
Decrease (Increase) in assets
Trade and other receivables	(588)	763	672	587	729
Inventories	52	91	(561)	1,132	(2,595)
Judicial deposits	(318)	(379)	(453)	(1,100)	(1,312)
Other assets	(106)	164	(104)	169	(756)
Increase (Decrease) in liabilities
Trade payables	(726)	187	(200)	(1,017)	(341)
Other taxes payable	543	(747)	(1,414)	(421)	(2,395)
Pension and medical benefits	(232)	(273)	(180)	(683)	(1,869)
Provisions for legal proceedings	(147)	(134)	(77)	(366)	(254)
Other employee benefits	379	(251)	303	163	(63)
Provision for decommissioning costs	(259)	(173)	(164)	(597)	(442)
Other liabilities	(243)	(27)	(384)	(371)	243
Income taxes paid	(1,362)	(2,022)	(3,699)	(7,664)	(8,801)
Net cash provided by operating activities	11,554	9,642	12,064	31,543	36,869
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(3,185)	(2,912)	(1,947)	(8,520)	(6,020)
Acquisition of equity interests	(5)	(9)	(1)	(22)	(20)
Proceeds from disposal of assets - Divestment	103	1,606	537	3,564	3,915
Financial compensation from co-participation agreements	−	−	121	391	5,334
Investment in marketable securities	253	462	493	(215)	(1,615)
Dividends received	6	58	77	75	319
Net cash (used in) provided by investing activities	(2,828)	(795)	(720)	(4,727)	1,913
Cash flows from financing activities
Changes in non-controlling interest	(52)	25	60	(102)	43
Share repurchase program (*)	(197)	−	−	(197)	−
Financing and loans, net:
Proceeds from finance debt	1,238	11	2,200	1,300	2,530
Repayment of principal - finance debt	(1,000)	(732)	(2,319)	(2,482)	(7,796)
Repayment of interest - finance debt	(568)	(434)	(522)	(1,572)	(1,438)
Repayment of lease liability	(1,632)	(1,473)	(1,324)	(4,494)	(4,006)
Dividends paid to Shareholders of Petrobras	(4,837)	(6,205)	(21,242)	(15,234)	(33,671)
Dividends paid to non-controlling interests	−	−	(10)	(48)	(68)
Net cash used in financing activities	(7,048)	(8,808)	(23,157)	(22,829)	(44,406)
Effect of exchange rate changes on cash and cash equivalents	81	22	(107)	127	(482)
Net change in cash and cash equivalents	1,759	61	(11,920)	4,114	(6,106)
Cash and cash equivalents at the beginning of the period	10,351	10,290	16,294	7,996	10,480
Cash and cash equivalents at the end of the period	12,110	10,351	4,374	12,110	4,374
(*) It includes US$ 59 thousand of transaction costs on the repurchase of shares.

18

Financial information by business areas

Table 18 - Consolidated income by segment – 9M23

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	48,374	69,590	8,250	253	(51,165)	75,302
Intersegments	47,732	1,065	2,361	7	(51,165)	−
Third parties	642	68,525	5,889	246	−	75,302
Cost of sales	(19,642)	(62,596)	(4,259)	(255)	50,770	(35,982)
Gross profit	28,732	6,994	3,991	(2)	(395)	39,320
Expenses	(1,837)	(3,120)	(2,450)	(1,903)	1	(9,309)
Selling expenses	(11)	(1,579)	(2,099)	(21)	1	(3,709)
General and administrative expenses	(40)	(242)	(52)	(806)	−	(1,140)
Exploration costs	(828)	−	−	−	−	(828)
Research and development expenses	(401)	(16)	(2)	(93)	−	(512)
Other taxes	(370)	(12)	(29)	(232)	−	(643)
Impairment (losses) reversals	(96)	(416)	−	30	−	(482)
Other income and expenses, net	(91)	(855)	(268)	(781)	−	(1,995)
Operating income (loss)	26,895	3,874	1,541	(1,905)	(394)	30,011
Net finance income (expense)	−	−	−	(2,628)	−	(2,628)
Results of equity-accounted investments	(33)	(231)	17	12	−	(235)
Income (loss) before income taxes	26,862	3,643	1,558	(4,521)	(394)	27,148
Income taxes	(9,146)	(1,318)	(523)	2,418	134	(8,435)
Net income (loss)	17,716	2,325	1,035	(2,103)	(260)	18,713
Net income (loss) attributable to:
Shareholders of Petrobras	17,719	2,325	978	(2,137)	(260)	18,625
Non-controlling interests	(3)	−	57	34	−	88

Table 19 - Consolidated income by segment – 9M22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	60,917	85,989	11,247	402	(64,252)	94,303
Intersegments	59,918	1,460	2,872	2	(64,252)	−
Third parties	999	84,529	8,375	400	−	94,303
Cost of sales	(23,279)	(74,941)	(7,897)	(409)	62,632	(43,894)
Gross profit	37,638	11,048	3,350	(7)	(1,620)	50,409
Expenses	2,006	(2,263)	(2,258)	(1,889)	(10)	(4,414)
Selling expenses	(12)	(1,310)	(2,260)	(46)	(10)	(3,638)
General and administrative expenses	(30)	(204)	(49)	(673)	−	(956)
Exploration costs	(230)	−	−	−	−	(230)
Research and development expenses	(524)	(7)	(4)	(78)	−	(613)
Other taxes	(47)	(15)	(35)	(148)	−	(245)
Impairment (losses) reversals	(127)	(295)	1	(1)	−	(422)
Other income and expenses, net	2,976	(432)	89	(943)	−	1,690
Operating income (loss)	39,644	8,785	1,092	(1,896)	(1,630)	45,995
Net finance income (expense)	−	−	−	(4,126)	−	(4,126)
Results of equity-accounted investments	154	153	71	(5)	−	373
Income (loss) before income taxes	39,798	8,938	1,163	(6,027)	(1,630)	42,242
Income taxes	(13,479)	(2,986)	(373)	2,519	556	(13,763)
Net income (loss)	26,319	5,952	790	(3,508)	(1,074)	28,479
Net income (loss) attributable to:
Shareholders of Petrobras	26,322	5,952	719	(3,541)	(1,074)	28,378
Non-controlling interests	(3)	−	71	33	−	101

19

Table 20 - Quarterly consolidated income by segment – 3Q23

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	17,922	23,691	2,629	90	(18,780)	25,552
Intersegments	17,792	225	760	3	(18,780)	−
Third parties	130	23,466	1,869	87	−	25,552
Cost of sales	(7,151)	(21,400)	(1,166)	(91)	17,826	(11,982)
Gross profit	10,771	2,291	1,463	(1)	(954)	13,570
Expenses	(1,161)	(791)	(906)	(741)	9	(3,590)
Selling expenses	−	(535)	(764)	2	9	(1,288)
General and administrative expenses	(6)	(80)	(20)	(289)	−	(395)
Exploration costs	(480)	−	−	−	−	(480)
Research and development expenses	(150)	(2)	(1)	(33)	−	(186)
Other taxes	(16)	(11)	(10)	(77)	−	(114)
Impairment (losses) reversals	(78)	−	−	−	−	(78)
Other income and expenses, net	(431)	(163)	(111)	(344)	−	(1,049)
Operating income (loss)	9,610	1,500	557	(742)	(945)	9,980
Net finance income (expense)	−	−	−	(1,985)	−	(1,985)
Results of equity-accounted investments	(68)	(176)	(4)	−	−	(248)
Income (loss) before income taxes	9,542	1,324	553	(2,727)	(945)	7,747
Income taxes	(3,268)	(510)	(190)	1,384	321	(2,263)
Net income (loss)	6,274	814	363	(1,343)	(624)	5,484
Net income (loss) attributable to:
Shareholders of Petrobras	6,275	814	344	(1,353)	(624)	5,456
Non-controlling interests	(1)	−	19	10	−	28

Table 21 - Quarterly consolidated income by segment – 2Q23

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	14,722	21,057	2,767	87	(15,654)	22,979
Intersegments	14,490	366	796	2	(15,654)	−
Third parties	232	20,691	1,971	85	−	22,979
Cost of sales	(6,112)	(19,328)	(1,626)	(87)	15,811	(11,342)
Gross profit	8,610	1,729	1,141	−	157	11,637
Expenses	(554)	(1,151)	(765)	(686)	(3)	(3,159)
Selling expenses	(5)	(511)	(683)	2	(3)	(1,200)
General and administrative expenses	(18)	(84)	(17)	(269)	−	(388)
Exploration costs	(191)	−	−	−	−	(191)
Research and development expenses	(127)	(12)	−	(33)	−	(172)
Other taxes	(336)	105	(10)	(88)	−	(329)
Impairment (losses) reversals	(31)	(400)	−	30	−	(401)
Other income and expenses, net	154	(249)	(55)	(328)	−	(478)
Operating income (loss)	8,056	578	376	(686)	154	8,478
Net finance income (expense)	−	−	−	(21)	−	(21)
Results of equity-accounted investments	18	(69)	17	12	−	(22)
Income (loss) before income taxes	8,074	509	393	(695)	154	8,435
Income taxes	(2,740)	(197)	(127)	540	(52)	(2,576)
Net income (loss)	5,334	312	266	(155)	102	5,859
Net income (loss) attributable to:
Shareholders of Petrobras	5,335	312	247	(168)	102	5,828
Non-controlling interests	(1)	−	19	13	−	31

20

Table 22 - Other income and expenses by segment – 9M23

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,587)	(15)	(37)	(22)	−	(1,661)
Pension and medical benefits - retirees	−	−	−	(877)	−	(877)
Gains (losses) with legal, administrative and arbitration proceedings	(259)	(328)	(1)	(84)	−	(672)
Performance award program	(181)	(138)	(25)	(127)	−	(471)
Operating expenses with thermoelectric power plants	−	−	(134)	−	−	(134)
Profit sharing	(48)	(26)	(6)	(28)	−	(108)
Gains with Commodities Derivatives	−	(21)	−	1	−	(20)
Losses on decommissioning of returned/abandoned areas	(16)	−	−	−	−	(16)
Results from co-participation agreements in bid areas	47	−	−	−	−	47
Amounts recovered from Lava Jato investigation	−	−	−	99	−	99
Fines imposed on suppliers	139	20	3	16	−	178
Government grants	14	−	−	243	−	257
Early termination and changes to cash flow estimates of leases	273	91	−	(3)	−	361
Reimbursements from E&P partnership operations	430	−	−	−	−	430
Results on disposal/write-offs of assets	1,203	(11)	(52)	10	−	1,150
Others (*)	(106)	(427)	(16)	(9)	−	(558)
	(91)	(855)	(268)	(781)	−	(1,995)
(*) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of US$ 317.

Table 23 - Other income and expenses by segment – 9M22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,275)	(18)	(22)	(29)	−	(1,344)
Pension and medical benefits - retirees (*)	−	−	−	(795)	−	(795)
Losses with legal, administrative and arbitration proceedings	(384)	(192)	(60)	(185)	−	(821)
Performance award program	(163)	(85)	(20)	(132)	−	(400)
Operating expenses with thermoelectric power plants	−	−	(108)	−	−	(108)
Profit sharing	(42)	(26)	(6)	(29)	−	(103)
Losses with Commodities Derivatives	−	(135)	−	−	−	(135)
Losses on decommissioning of returned/abandoned areas	(28)	−	−	−	−	(28)
Results from co-participation agreements in bid areas (**)	2,862	−	−	−	−	2,862
Amounts recovered from Lava Jato investigation (***)	17	−	−	17	−	34
Fines imposed on suppliers	125	15	31	4	−	175
Government grants	4	−	−	310	−	314
Early termination and changes to cash flow estimates of leases	511	48	16	(17)	−	558
Reimbursements from E&P partnership operations	448	−	−	−	−	448
Results on disposal/write-offs of assets	881	98	156	3	−	1,138
Others	20	(137)	102	(90)	−	(105)
	2,976	(432)	89	(943)	−	1,690
(*) In 2022, this includes US$ 67 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R Pre-70 and PPSP-NR Pre-70 pension plans.
(**) In 2022, it mainly refers to capital gains with the results of the co-participation agreements related to the transfer of rights surplus of Sépia and Atapu.
(***) Through December 31, 2022, the amount recovered of US$ 1,618 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.

21

Table 24 - Other income and expenses by segment – 3Q23

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(535)	(5)	(15)	(7)	−	(562)
Pension and medical benefits - retirees	−	−	−	(300)	−	(300)
Performance award program	(73)	(75)	(11)	(41)	−	(200)
Losses with legal, administrative and arbitration proceedings	(94)	(7)	(4)	(36)	−	(141)
Losses with Commodities Derivatives	−	(89)	−	−	−	(89)
Operating expenses with thermoelectric power plants	−	−	(49)	−	−	(49)
Profit sharing	(18)	(13)	(2)	(8)	−	(41)
Results on disposal/write-offs of assets	(4)	18	(52)	1	−	(37)
Losses on decommissioning of returned/abandoned areas	(3)	−	−	−	−	(3)
Amounts recovered from Lava Jato investigation	−	−	−	6	−	6
Results from co-participation agreements in bid areas	19	−	−	−	−	19
Fines imposed on suppliers	53	8	1	7	−	69
Government grants	1	−	−	80	−	81
Early termination and changes to cash flow estimates of leases	88	16	−	(1)	−	103
Reimbursements from E&P partnership operations	150	−	−	−	−	150
Others	(15)	(16)	21	(45)	−	(55)
	(431)	(163)	(111)	(344)	−	(1,049)

Table 25 - Other income and expenses by segment – 2Q23

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(575)	(5)	(12)	(8)	−	(600)
Pension and medical benefits - retirees	−	−	−	(296)	−	(296)
Performance award program	(53)	(32)	(7)	(39)	−	(131)
Losses with legal, administrative and arbitration proceedings	(107)	(109)	(4)	(57)	−	(277)
Gains (losses) with Commodities Derivatives	−	(17)	7	−	−	(10)
Operating expenses with thermoelectric power plants	−	−	(44)	−	−	(44)
Profit sharing	(16)	(4)	(2)	(10)	−	(32)
Results on disposal/write-offs of assets	700	(18)	7	2	−	691
Losses on decommissioning of returned/abandoned areas	(12)	−	−	−	−	(12)
Amounts recovered from Lava Jato investigation	−	−	−	4	−	4
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Fines imposed on suppliers	49	8	2	7	−	66
Government grants	12	−	−	60	−	72
Early termination and changes to cash flow estimates of leases	101	(6)	(1)	(3)	−	91
Reimbursements from E&P partnership operations	119	−	−	−	−	119
Others	(64)	(66)	(1)	12	−	(119)
	154	(249)	(55)	(328)	−	(478)

22

Table 26 - Consolidated assets by segment – 09.30.2023

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	130,112	33,965	6,605	39,500	(5,394)	204,788

Current assets	2,175	11,327	435	20,874	(5,394)	29,417
Non-current assets	127,937	22,638	6,170	18,626	−	175,371
Long-term receivables	7,991	1,997	100	16,122	−	26,210
Investments	327	833	155	59	−	1,374
Property, plant and equipment	117,266	19,682	5,834	2,089	−	144,871
Operating assets	102,431	16,876	3,519	1,623	−	124,449
Assets under construction	14,835	2,806	2,315	466	−	20,422
Intangible assets	2,353	126	81	356	−	2,916

Table 27 - Consolidated assets by segment – 12.31.2022

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	116,334	34,431	7,584	34,106	(5,264)	187,191

Current assets	5,224	12,035	391	18,864	(5,264)	31,250
Non-current assets	111,110	22,396	7,193	15,242	−	155,941
Long-term receivables	6,351	1,811	94	12,964	−	21,220
Investments	379	977	173	37	−	1,566
Property, plant and equipment	101,875	19,496	6,851	1,947	−	130,169
Operating assets	92,087	16,851	4,808	1,585	−	115,331
Assets under construction	9,788	2,645	2,043	362	−	14,838
Intangible assets	2,505	112	75	294	−	2,986

23

Table 28 - Reconciliation of Adjusted EBITDA by segment – 9M23

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	17,716	2,325	1,035	(2,103)	(260)	18,713
Net finance income (expense)	−	−	−	2,628	−	2,628
Income taxes	9,146	1,318	523	(2,418)	(134)	8,435
Depreciation, depletion and amortization	7,391	1,788	386	83	−	9,648
EBITDA	34,253	5,431	1,944	(1,810)	(394)	39,424
Results in equity-accounted investments	33	231	(17)	(12)	−	235
Impairment of assets (reversals)	96	416	−	(30)	−	482
Results on disposal/write-offs of assets	(1,203)	11	52	(10)	−	(1,150)
Results from co-participation agreements in bid areas	(47)	−	−	−	−	(47)
Adjusted EBITDA	33,132	6,089	1,979	(1,862)	(394)	38,944

Table 29 - Reconciliation of Adjusted EBITDA by segment – 9M22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	26,319	5,952	790	(3,508)	(1,074)	28,479
Net finance income (expense)	−	−	−	4,126	−	4,126
Income taxes	13,479	2,986	373	(2,519)	(556)	13,763
Depreciation, depletion and amortization	7,819	1,692	334	52	−	9,897
EBITDA	47,617	10,630	1,497	(1,849)	(1,630)	56,265
Results in equity-accounted investments	(154)	(153)	(71)	5	−	(373)
Impairment of assets (reversals)	127	295	(1)	1	−	422
Results on disposal/write-offs of assets	(881)	(97)	(156)	(4)	−	(1,138)
Results from co-participation agreements in bid areas	(2,862)	−	−	−	−	(2,862)
Adjusted EBITDA	43,847	10,675	1,269	(1,847)	(1,630)	52,314

Table 30 - Reconciliation of Adjusted EBITDA by segment – 3Q23

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	6,274	814	363	(1,343)	(624)	5,484
Net finance income (expense)	−	−	−	1,985	−	1,985
Income taxes	3,268	510	190	(1,384)	(321)	2,263
Depreciation, depletion and amortization	2,687	629	132	27	−	3,475
EBITDA	12,229	1,953	685	(715)	(945)	13,207
Results in equity-accounted investments	68	176	4	−	−	248
Impairment of assets (reversals)	78	−	−	−	−	78
Results on disposal/write-offs of assets	4	(18)	52	(1)	−	37
Results from co-participation agreements in bid areas	(19)	−	−	−	−	(19)
Adjusted EBITDA	12,360	2,111	741	(716)	(945)	13,551

Table 31 - Reconciliation of Adjusted EBITDA by segment – 2Q23

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	5,334	312	266	(155)	102	5,859
Net finance income (expense)	−	−	−	21	−	21
Income taxes	2,740	197	127	(540)	52	2,576
Depreciation, depletion and amortization	2,489	601	130	29	−	3,249
EBITDA	10,563	1,110	523	(645)	154	11,705
Results in equity-accounted investments	(18)	69	(17)	(12)	−	22
Impairment of assets (reversals)	31	400	−	(30)	−	401
Results on disposal/write-offs of assets	(700)	18	(7)	(3)	−	(692)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	9,876	1,597	499	(690)	154	11,436

24

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

CAPEX – Capital Expenditure – investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow – Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases - An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes - An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases - An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer